Exhibit 99.1

AYR Announces Receipt of Interim Order
for Previously Announced Plan of Arrangement

MIAMI FL, November 15, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announced today that the Ontario Superior Court of Justice (Commercial List) (the “Court”) has granted an interim order (the “Interim Order”) authorizing various matters in connection with the Company’s previously announced plan of arrangement (the “Plan”) under Section 192 of the Canada Business Corporations Act (the “Transaction”), involving the Company, AYR Wellness Canada Holdings Inc. (“AYR Wellness Canada”) and the other direct or indirect subsidiaries of AYR (excluding Ayr Foundation Inc.).

The Interim Order provides, among other matters, that a special meeting (the “Meeting”) of holders (the “Senior Noteholders”) of the Company’s 12.5% senior notes due December 2024 (the “Senior Notes”) will be held on December 15, 2023 at 10:00 a.m. (Eastern time) to consider the Transaction and that the record date (the “Record Date”) for determining the Senior Noteholders entitled to notice of, and to vote at, such Meeting is 5:00 p.m. (Eastern time) on November 8, 2023.

The Transaction is subject to approval of, among other things, an affirmative vote of at least 66 2/3% of the votes cast by Senior Noteholders at the Meeting. If the contemplated arrangement resolution to approve the Transaction is passed at the Meeting, AYR and AYR Wellness Canada will be seeking a final order from the Court on December 19, 2023 at 10:00 a.m. (Eastern time) which will, among other things, approve the Plan, authorize AYR to take all actions required to complete the Transaction and grant various other ancillary relief related to the Plan.

Further details regarding the Transaction will be included in the management information circular (the “Circular”) to be mailed to Senior Noteholders of record as of the Record Date in accordance with applicable securities law and the Interim Order. The Circular will be filed by AYR on SEDAR+ and will be available under the Company’s profile at www.sedarplus.ca.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 85+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Company Contact:
Jon DeCourcey

Head of Investor Relations
T: (786) 885-0397

Email: ir@ayrwellness.com